UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-25137

A.	Full title of the plan and the address of the plan, if different from the issuer named below:

Concur Technologies, Inc. 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Concur Technologies Inc.

18400 NE Union Hill Road

Redmond, WA 98052

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

INDEPENDENT AUDITOR’S REPORT

and

FINANCIAL STATEMENTS

with

SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2005 AND 2004

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S REPORT

To the Plan Participants and Trustees

Concur Technologies, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Concur Technologies, Inc. 401(k) Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of December 31, 2005 and for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOSS ADAMS LLP

Seattle, Washington

June 27, 2006

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
Investments, at fair value	$10,426,595	$8,898,387
Cash and cash equivalents	160,198	87,706
Dividends receivable	—	586

	10,586,793	8,986,679
ACCRUED LIABILITIES	1,613	—

NET ASSETS AVAILABLE FOR BENEFITS	$10,585,180	$8,986,679

See accompanying notes.

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2005

ADDITIONS
Investment income
Net appreciation in fair value of investments	$680,564
Interest	2,491

683,055

Contributions
Participants	1,918,921
Rollovers	135,983

2,054,904

Total additions	2,737,959

DEDUCTIONS
Benefits paid to participants	1,139,358
Administrative expenses	100

Total deductions	1,139,458

NET CHANGE	1,598,501
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	8,986,679

End of year	$10,585,180

See accompanying notes.

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Note 1 - Description of Plan

The following description of the Concur Technologies, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all eligible employees of Concur Technologies, Inc. (the Company), except nonresident aliens and those employees subject to a collective bargaining agreement. Employees become eligible to participate in the Plan as of their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Participants may elect to defer and contribute up to 80% of their pretax annual compensation, as defined in the Plan document (limited to $14,000 for the year ended December 31, 2005). Effective January 1, 2003, participants age 50 or older may elect to defer additional amounts (called “catch-up contributions”) to the Plan. The maximum “catch-up contribution” that can be made in 2005 is $4,000. The additional amount can be contributed regardless of any other limitations on the amount that can be deferred to the Plan. Participants may also contribute amounts representing rollover distributions from other qualified plans. Company contributions are at the discretion of the Company’s Board of Directors. The Company did not contribute to the Plan during 2005 or 2004. Upon enrollment, a participant may direct employee and Company contributions in whole percentage increments into any of the Plan’s fund options, which also includes an option of investing in the employer’s common stock. Participants may change their investment options at any time, subject to certain restrictions.

Participant Accounts - Each participant’s account is credited with the participant’s contributions, rollovers, Company contributions, if any, forfeitures of unvested balances of terminated participants, and an allocation of Plan earnings. Company contributions and forfeitures are allocated to participants’ accounts based on participants’ compensation compared to overall Company compensation. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested individual account.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on the number of years of continuous service, as defined by the Plan document. A participant is 100% vested in Company contributions after three years of credited service.

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Note 1 - Description of Plan (Continued)

Forfeitures - Forfeitures of nonvested portions of Company matching contributions in participant accounts may be used to reduce Plan expenses at the earliest opportunity, after such forfeitures become available. Any forfeitures not used by the Plan will be allocated to participant accounts. There were no forfeited nonvested amounts during 2005 and 2004.

Participant Loans - Subject to the approval of the Plan administrator, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and, in accordance with the Plan documents, will bear a reasonable rate of interest. Principal and interest are paid ratably through monthly payroll deductions and the balance of the loan can be paid in full at any time.

Benefit Payments - Upon retirement, death, or disability, a Plan participant’s account becomes fully vested and the participant may elect to receive a benefit payment. Benefits are generally payable as a lump sum except in the event of a participant’s death, in which case payment to a beneficiary may be deferred for up to five years or may be paid over the beneficiary’s life expectancy. All benefits must be paid or begin to be distributed when a participant reaches age 70-1/2. A participant may also elect to seek a hardship withdrawal, as defined in the Plan document, in certain cases of financial need. Upon severance of a participant’s employment for reasons other than death, disability, or retirement, the participant may elect to receive a lump sum benefit payment. The Plan requires that benefits must be paid regardless of election if a participant’s employment is terminated prior to retirement, death, or disability, and the participant’s vested benefit under the Plan is $5,000 or less.

Administrative Expenses - Administrative expenses are paid by the Plan unless the Company elects to pay such costs. The majority of the Plan’s administrative expenses were paid by the Company in 2005.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Note 2 - Summary of Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. The shares of mutual funds are valued based on quoted market prices, which represent the net asset values of shares held by the Plan at year end. Common stocks traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The fair value of the common collective trust is based on quoted redemption values of the underlying investments on the last business day of the Plan year. The shares of money market funds are valued at cost plus accrued interest, which approximates fair value. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are included in net appreciation of fair value of investments and are recorded on the ex-dividend date.

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. It is reasonably possible, given the level of risk associated with investment securities, that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Payment of Benefits - Benefits are recorded when paid.

Cash and Cash Equivalents - The Company considers money market accounts and any highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Note 3 - Investments

Charles Schwab Trust Company (Schwab) holds the Plan’s investments and executes all investment transactions. During the year ended December 31, 2005, the Plan’s investments appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Appreciation in Fair Value of Investments
Mutual funds	$513,703
Common stock - Concur Technologies, Inc.	151,064
Common collective trust	15,797

$680,564

Investments that represented 5% or more of the fair value of the Plan’s net assets are as follows at December 31:

2005
Vanguard 500 Index Admiral	$3,087,588
Pimco Total Return Fund	1,154,917
Baron Asset Fund	1,147,761
First Eagle Overseas Fund	1,144,645
Dodge & Cox Balanced Fund	837,286
Weitz Partner Value Fund	677,652
Fremont U.S. Micro Cap Fund	599,635

2004
Vanguard Index Trust 500 Fund	$2,657,497
Pimco Total Return Fund	815,508
First Eagle Overseas Fund	731,258
Baron Asset Fund	718,637
Weitz Partner Value Fund	643,320
Fremont U.S. Micro Cap Fund	609,654
Dodge & Cox Balanced Fund	544,883
Morley Stable Value Fund	457,434

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Note 4 - Reconciliation of Financial Statements to Form 5500

The Form 5500 has certain items of income that differ from amounts shown on the accompanying statement of changes in net assets available for benefits. These differences relate to classification only and have no effect upon net assets available for benefits for either period.

Note 5 - Income Tax Status

The Plan has not applied for a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). However, the Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is exempt from taxation.

Note 6 - Transactions with Party-in-Interest

Included in investments at December 31, 2005 and 2004, are participant-directed investments in common stock of the Company with an aggregate fair value of $435,334 and $418,752, respectively. These transactions represent investments in the Company and therefore, qualify as party-in-interest transactions. Plan investments also include participant loans, which qualify as party-in-interest transactions. Plan investments include money market accounts managed by Schwab. Schwab is the custodian as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

Note 7 - Subsequent Event

On January 23, 2006 the Company acquired Outtask, Inc. (“Outtask”). As a result of this acquisition, Outtask employees became eligible to participate in the Plan and execute rollover contributions to the Plan beginning February 1, 2006.

SUPPLEMENTAL SCHEDULES

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

SUPPLEMENTAL SCHEDULE

EIN: 91-1608052

PLAN #: 001

DECEMBER 31, 2005

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost		(e) Current Value
	Vanguard 500 Index Admiral	Mutual fund	*	*	$3,087,588
	Pimco Total Return Fund	Mutual fund	*	*	1,154,917
	Baron Asset Fund	Mutual fund	*	*	1,147,761
	First Eagle Sogen Overseas Fund	Mutual fund	*	*	1,144,645
	Dodge & Cox Balanced Fund	Mutual fund	*	*	837,286
	Weitz Partner Value Fund	Mutual fund	*	*	677,652
	Fremont U.S. Micro Cap Fund	Mutual fund	*	*	599,635
	American Funds Amcap	Mutual fund	*	*	490,654
*	Concur Technologies, Inc.	Common stock	*	*	435,334
	Morley Stable Value Fund	Collective trust fund	*	*	408,278
	DFA U.S. Large Cap Value	Mutual fund	*	*	198,962
	DFA U.S. Small Cap Value	Mutual fund	*	*	192,970
*	Schwab Retirement Money Fund	Money Market	*	*	95,771
*	Schwab Government Money Fund	Money Market	*	*	64,427
*	Participant Loans	Interest rates ranging from 5.0% to 7.0%	—		50,913

					$10,586,793

*	Indicates party-in-interest to the Plan.

**	Historical cost information is not required as investments are participant-directed.

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

SUPPLEMENTAL SCHEDULE

EIN: 91-1608052

PLAN #: 001

YEAR ENDED DECEMBER 31, 2005

Schedule H, Line 4j - Schedule of Reportable Transactions

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain (loss)
Charles Schwab Trust Company	Vanguard Index Trust 500 Fund	$—	$2,334,330	$2,334,330	$2,334,330	$—
Charles Schwab Trust Company	Vanguard Index Admiral	2,334,330	—	2,334,330	2,334,330	—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONCUR TECHNOLOGIES, INC. 401(K) PLAN

/s/ John F. Adair
John F. Adair Chief Financial Officer June 29, 2006

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Moss Adams